May 6, 2010

Lyn Shenk

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Sonic Corp.

File Number: 000-18859

Form 10-K for the Year Ended August 31, 2009

Dear Mr. Shenk:

The purpose of this letter is to provide the detailed response of Sonic Corp. to the comments set forth in your letter dated April 23, 2010. For your convenience, your comments have been reproduced in their entirety followed by our responses. We understand the purpose of your review process is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosures in our filing. In providing our response to your comments, we acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended August 31, 2009

Management’s Discussion and Analysis

Results of Operations, page 19

1. Similar to the disclosure provided in your February 28, 2010 Form 10-Q, please revise to quantify the dollar impact of new store additions and store sales on the change in partner drive in sales and franchise revenues. Please also consider its impact on other income statement line items.

Response:

We will quantify the dollar impact of new store additions and store sales on the change in partner drive-in sales and franchise revenues in future filings. In addition, we will consider its impact on other income statement line items.

2. Please revise to disclose the types of costs included in “other operating expenses.”

Response:

We will disclose the types of costs included in other operating expenses in future filings.

Liquidity and Capital Resources, page 22

3. You attribute the decrease in net cash provided by operating activities between 2009 and 2008 to a decrease in operating results as reflected by the decrease in net income. Please note that reference to results of operations, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash flow generated by operating activities in terms of cash. Also, the decrease in net income amounts to only 28.4% of the decrease in net cash provided by operating activities. Please disclose, in terms of cash, the significant reasons and related underlying drivers sufficient to explain a substantial portion of the decrease in net cash provided by operating activities. For example, please discuss changes in cash received from customers and cash paid to suppliers. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with a copy of your intended revised analysis.

Response:

We will incorporate the guidance referenced above in the Liquidity and Capital Resources disclosure in future filings. The following is an example of our intended revised analysis relating to operating cash flows based on our fiscal 2009 Form 10-K:

Operating Cash Flows. Net cash provided by operating activities decreased by $38.4 million from $127.1 million in fiscal year 2008 to $88.7 million in fiscal year 2009. Of the total, $20.2 million of the decrease is reflected in the decline in net income, adjusted for non-cash items such as depreciation, amortization, gains and provision for impairment and was primarily attributable to the refranchising of partner drive-ins and lower profitability due to the difficult economic environment. The balance of the decrease in net cash provided by operating activities resulted from a decline in working capital, excluding cash, primarily related to an increase in restricted cash as well as the reduction in vendor payables due to fewer partner drive-ins resulting from the refranchising initiative.

Consolidated Statements of Income, page F-4

4. It does not appear to us that “gain on sale of partner drive-ins” represents an element of your ongoing major or central operations to be presented as revenue. Rather it appears this should be presented as “other income” or similar classification within income from operations. Please revise your presentation accordingly.

Response:

We will present the gain or loss on sale of partner drive-ins as “other income” or similar classification within income from operations in future filings.

Notes to Consolidated Financial Statements

Note 9, Accrued Liabilities, page 38

5. Please supplementally tell us your accounting policy for unredeemed gift cards and gift certificates, including how you account for breakage.

Response:

Our gift cards do not have expiration dates, and gift card balances are recorded as a liability on the balance sheet. Breakage is the amount on a gift card that is not expected to be redeemed and that we are not required to remit to a state under unclaimed property laws. We estimate breakage based upon the trend in redemption patterns from previously sold gift cards utilizing our five year history with the program. Our policy is to recognize quarterly the breakage on the delayed recognition method when it is apparent that there is a remote likelihood the gift card balance will be redeemed based on our historical trends. We reduce the gift card liability for the estimated breakage and use that amount to help defray the costs of operating the gift card program. We no longer sell gift certificates and consider the $0.2 million unredeemed gift certificate balances immaterial.

Note 10, Long-Term Debt, page 38

6. We note your disclosure that rapid amortization and cash trapping provisions of the Class A-2 debt agreements will be triggered if the debt extends beyond the expected life of six years. Please clarify what you mean by rapid amortization and cash trapping.

Response:

“Rapid amortization” and “cash trapping” are terms used in our debt agreements to define circumstances in which the remaining principal balance is given higher priority of payment from the secured sources. In future filings, to avoid confusion over the use of these terms, we will revise this portion of our disclosure to delete reference to these terms but will continue to explain the provisions of the debt agreements as relevant.

7. Please supplementally tell us how you account for the cost of “credit enhancements” on your debt, including how such amounts are classified in your statements of income.

Response:

We pay a third-party insurance company for financial guarantees of our Class A-1 and Class A-2 note payments in the form of a fixed percentage applied to the outstanding principal balance of the guaranteed debt. The financial guarantees are unconditional and irrevocable guarantees that note holders will receive timely payment of principal and interest. The insurance fee, which is included in the interest rate on the debt, is accrued monthly and included in interest expense in the Consolidated Statements of Income.

Note 13, Stockholders’ Equity

Stock Options, page F-28

8. Please include in the table on this page information in regard to the number of shares expected to vest pursuant to Accounting Standards Codification (ASC) 718-10-50-2.e.

Response:

In future filings, we will include in this disclosure table information in regard to the number of shares expected to vest pursuant to ASC 718-10-50-2.e.

If you have any additional questions, feel free to contact me at 405-225-4800.

Sincerely,

/s/ Stephen C. Vaughan
Stephen C. Vaughan
Executive Vice President and Chief Financial Officer

cc:	Doug Jones